Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES PRICING OF $250 MILLION PRIVATE OFFERING OF SENIOR SECURED NOTES

HAMILTON, Bermuda, May 2, 2019 — Teekay Corporation (Teekay or the Company) (NYSE:TK) announced today the pricing at par of $250 million in aggregate principal amount of 9.25% senior secured notes due November 2022 (the Notes). The Company decided to reduce the offering amount from $300 million as a result of its previously announced agreement to sell the Company’s remaining interests in Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO) to Brookfield Business Partners L.P. (NYSE: BBU)(TSX: BBU.UN), together with its institutional partners (collectively Brookfield), for $100 million in cash. The Notes are being offered to eligible purchasers under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (the Securities Act). The Notes will initially be guaranteed on a senior secured basis by certain of Teekay’s subsidiaries and will initially be secured by first-priority liens on two of Teekay’s floating production, storage and offloading (FPSO) units, a pledge of the equity interests of the Teekay subsidiary that owns all of Teekay’s common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in the Teekay subsidiaries that own its three FPSO units. The offering of the Notes (the Offering) is expected to close on May 13, 2019, subject to customary closing conditions.

Teekay expects to use the net proceeds from the Offering to partially fund its previously announced tender offer to purchase any and all of its outstanding 8.5% Senior Notes due 2020 (the 2020 Notes) and any fees and expenses thereof. The remainder of the tender offer is expected to be funded with the $100 million of proceeds from the sale to Brookfield of Teekay’s remaining interests in Teekay Offshore, up to $160 million of existing cash and, if necessary, borrowings under Teekay’s equity margin loan facility. The Offering is conditioned upon the receipt of consents of at least a majority of the aggregate principal amount of the outstanding 2020 Notes and the effectiveness of certain proposed amendments to the indenture governing the 2020 Notes (which will eliminate substantially all of the restrictive covenants and certain events of default and related provisions).

The Company intends to provide additional information about the Offering, the sale to Brookfield of its interests in Teekay Offshore and the expected impact of these transactions on the Company’s plans during its first quarter of 2019 earnings conference call scheduled for May 23, 2019.

The Notes will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes were offered and will be sold only to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), the world’s third largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers,. The consolidated Teekay entities manage and operate total assets under management of approximately $11 billion, comprised of approximately 155 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com